ALTON VENTURES, INC.

February 11, 2005

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 0408,
450 Fifth Street,
Washington, D.C. 20549

Attention: Mr. Todd K. Schiffman, Assistant Director

Dear Sirs:

Re:	Alton Ventures, Inc. Registration Statement on Form SB-2 File Number 333-118077 Filed January 31, 2005

In accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 of Regulation C promulgated thereunder, Alton Ventures, Inc. (the “Company”) hereby requests that the effectiveness of the above referenced registration statement be accelerated to 3:00 P.M. on February 11, 2005 or as soon thereafter as practicable.

Should the Commission or the staff acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
ALTON VENTURES, INC.

/s/ “Brian C. Doutaz”

Brian C. Doutaz
President

12880 Railway Avenue, Unit No. 35, Richmond, B.C. V7E 6G4
Toll Free: (888) 755-9766 Phone: (604) 644-5139 Fax: (604) 275-6301 e-mail: bdoutaz@istar.ca